Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

August 1, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719	Fax Nos.: 022-26598120/ 26598237

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Please find attached a press release issued by “Exelixis, Inc. (Nasdaq: EXEL)” announcing an exclusive collaboration, option and license agreement with our wholly owned subsidiary “Aurigene Discovery Technologies Limited” to discover and develop novel therapies for cancer.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code:RDY)

Exelixis and Aurigene Enter Into Exclusive Collaboration, Option and License Agreement to Discover and Develop Novel Therapies for Cancer

July 31, 2019

– Companies will partner to advance small molecules in up to six discrete projects, including three existing programs against specific predetermined targets –

ALAMEDA, Calif.—(BUSINESS WIRE)—Jul. 31, 2019— Exelixis, Inc. (Nasdaq: EXEL) today announced that it has entered into an exclusive collaboration, option and license agreement with Aurigene Discovery Technologies Limited (Aurigene), the India-based discovery biotechnology company focused on oncology and inflammatory disorders. The agreement gives Exelixis the opportunity to in-license as many as six programs from Aurigene, which has developed a focused approach to drug discovery that targets differentiated first-in-class and best-in-class opportunities with unique mechanisms of action. The deal is part of Exelixis’ ongoing strategy to build an innovative pipeline behind the company’s internally discovered, commercially available therapies, including its flagship product, CABOMETYX® (cabozantinib).

This press release features multimedia. View the full release here: https://www.businesswire.com/news/home/20190731005807/en/

Under the terms of the agreement, Exelixis will make an upfront payment of $10 million for exclusive options to license three preexisting programs from Aurigene. In addition, Exelixis and Aurigene will initiate three Aurigene-led drug discovery programs on mutually agreed upon targets, in exchange for additional option payments of $2.5 million per program. Exelixis will also contribute research funding to Aurigene to facilitate discovery and preclinical development work on all six programs. As the programs mature, Exelixis will have the opportunity to exercise an exclusive option for each program up until the time of Investigational New Drug (IND) acceptance. If Exelixis decides to exercise an option, it will make an option exercise payment to Aurigene and assume responsibility for that program’s future clinical development and commercialization including global manufacturing. Aurigene will be eligible for clinical development, regulatory, and sales milestones, as well as royalties on sales. Under the terms of the agreement, Aurigene retains limited development and commercial rights for India and Russia.

“Aurigene has a proven track record in discovery collaborations with 14 partnered programs currently in clinical trials, including 10 trials in the United States,” said Peter Lamb, Ph.D., Executive Vice President, Scientific Strategy and Chief Scientific Officer of Exelixis. “Our collaboration has the potential to enhance Exelixis’ early-stage pipeline with promising therapeutic candidates while mitigating financial risk for Exelixis through a success-based payment structure. Aurigene’s small molecule discovery expertise complements our internal discovery capabilities and gives us access to an expanded range of targets and mechanisms, including covalent inhibition and induced protein degradation. We’re excited to start working with Aurigene and are hopeful that our partnership will result in multiple clinical-stage compounds and, eventually, therapies that may benefit patients with cancer.”

“Aurigene has deep expertise exploring novel mechanisms of action for discovering new, effective treatments for patients with cancer,” said Murali Ramachandra, Ph.D., Chief Executive Officer of Aurigene. “Exelixis’ demonstrated success in bringing oncology therapies to market, as well as its own legacy of drug discovery expertise, make it a natural partner for Aurigene. We look forward to combining these complementary skills to drive potential new therapies for the patients that need them.”

About Aurigene

Aurigene is a development stage biotech company engaged in discovery and clinical development of novel and best-in-class therapies to treat cancer and inflammatory diseases and a wholly owned subsidiary of Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY). Aurigene is focused on precision-oncology, oral immune checkpoint inhibitors, and the Th-17 pathway. Aurigene currently has several programs from its pipeline in clinical development. Aurigene’s oral PD-L1/ VISTA antagonist CA-170 is currently in phase 2 clinical development in India. Additionally, Aurigene has multiple compounds at different stages of pre-clinical development. Aurigene has partnered with many large and mid-pharma companies in the United States and Europe and has 15 programs currently in clinical development. For more information, please visit Aurigene’s website at http://aurigene.com/.

About Exelixis

Founded in 1994, Exelixis, Inc. (Nasdaq: EXEL) is a commercially successful, oncology-focused biotechnology company that strives to accelerate the discovery, development and commercialization of new medicines for difficult-to-treat cancers. Following early work in model system genetics, we established a broad drug discovery and development platform that has served as the foundation for our continued efforts to bring new cancer therapies to patients in need. Our discovery efforts have resulted in four commercially available products, CABOMETYX® (cabozantinib), COMETRIQ® (cabozantinib), COTELLIC® (cobimetinib) and MINNEBRO® (esaxerenone), and we have entered into partnerships with leading pharmaceutical companies to bring these important medicines to patients worldwide. Supported by revenues from our marketed products and collaborations, we are committed to prudently reinvesting in our business to maximize the potential of our pipeline. We are supplementing our existing therapeutic assets with targeted business development activities and internal drug discovery — all to deliver the next generation of Exelixis medicines and help patients recover stronger and live longer. Exelixis is a member of the Standard & Poor’s (S&P) MidCap 400 index, which measures the performance of profitable mid-sized companies. For more information about Exelixis, please visit www.exelixis.com, follow @ExelixisInc on Twitter or like Exelixis, Inc. on Facebook.

Forward-Looking Statements

This press release contains forward-looking statements, including, without limitation, statements related to: Exelixis’ strategy to build a pipeline beyond its flagship product, CABOMETYX; Exelixis’ immediate and potential future financial and other obligations under the collaboration, option and license agreement with Aurigene; the potential for the collaboration with Aurigene to enhance Exelixis’ early-stage pipeline with promising therapeutic candidates while mitigating financial risk for Exelixis through a success-based payment structure; the potential for Exelixis’ partnership with Aurigene to result in multiple clinical-stage compounds, and eventually, therapies that may benefit patients with cancer; and Exelixis’ plans to reinvest in its business to maximize the potential of the company’s pipeline, including through targeted business development activities and internal drug discovery. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and are based upon Exelixis’ current plans, assumptions, beliefs, expectations, estimates and projections. Forward-looking statements involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the level of costs associated with Exelixis’ commercialization, research and development, in-licensing or acquisition of product candidates, and other activities; uncertainties inherent in the drug discovery and product development process; Exelixis’ dependence on its relationship with Aurigene, including Aurigene’s adherence to its obligations under the collaboration, option and license agreement and the level of Aurigene’s assistance to Exelixis in completing clinical trials, pursuing regulatory approvals or successfully commercializing partnered compounds in the territories where they may be approved; risks and uncertainties related to regulatory review and approval processes and Exelixis’ compliance with applicable legal and regulatory requirements; Exelixis’ and Aurigene’s ability to protect their respective intellectual property rights; market competition; changes in economic and business conditions; and other factors discussed under the caption “Risk Factors” in Exelixis’ Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on May 1, 2019, and in Exelixis’ future filings with the SEC, including, without limitation, Exelixis’ Quarterly Report on Form 10-Q expected to be filed with the SEC on July 31, 2019. All forward-looking statements in this press release are based on information available to Exelixis as of the date of this press release, and Exelixis undertakes no obligation to update or revise any forward-looking statements contained herein.

Exelixis, the Exelixis logo, CABOMETYX, COMETRIQ and COTELLIC are registered U.S. trademarks. MINNEBRO is a registered Japanese trademark.

View source version on businesswire.com: https://www.businesswire.com/news/home/20190731005807/en/

Source: Exelixis, Inc.

Exelixis Investors Contact:

Susan Hubbard

EVP, Public Affairs and

Investor Relations

Exelixis, Inc.

650-837-8194

shubbard@exelixis.com

Exelixis Media Contact:

Hal Mackins

Torch Communications

415-994-0040

hal@torchcommunications.com

Aurigene Media Contact:

Rajshree KT

Senior Director, Corporate Development and Strategy

Aurigene Discovery Technologies Limited

+91 40 4465 7777

rajshree_kt@aurigene.com